Exhibit 8

October 22, 2014

DELIVERY VIA EMAIL

Robert L. Stelzl

Chairman of the Board of Directors

Brookfield Residential Properties Inc.

4906 Richard Road SW

Calgary, AB T3E 6L1

Email: rstelzl@verizon.net

Re:	Proposed Acquisition of Brookfield Residential Properties Inc.

Dear Robert:

Brookfield Asset Management Inc. (“Brookfield”) is pleased to submit the following non-binding proposal for the acquisition of all of the outstanding common shares of Brookfield Residential Properties Inc. (the “Company”) not currently owned by Brookfield and its affiliates (the “Shares”). It is Brookfield’s desire to proceed with a transaction with the support of the Company’s Board of Directors.

We would propose to acquire all of the Shares for a price of US$23.00 per Share, payable in cash. The proposed price represents a premium of approximately 20% to the Company’s closing Share price on both the New York Stock Exchange and Toronto Stock Exchange on October 21, 2014. The price also represents a premium of approximately 19% and 18%, respectively, to the 30-day volume-weighted average price of the Shares on the NYSE and TSX.

We believe that:

¡	This transaction represents an excellent opportunity for the Company’s public shareholders to monetize their holdings at a price that represents full and fair value; and

¡	A transaction with Brookfield is the best opportunity for the value of the Company to be realized by its shareholders and facilitating the proposed transaction is in the best interests of the Company and its shareholders.

We would ask that the Company’s Board of Directors promptly begin a process to review the proposal and appoint a Special Committee of independent directors to commission an independent valuation of the Shares. In the meantime, we would like to work with representatives of the Company regarding an acquisition structure that would be mutually beneficial to the Company and its shareholders, as well as to Brookfield.

We would seek to enter into a definitive agreement with the Company governing the terms of the proposed transaction as soon as possible thereafter. The agreement would be in a form that is customary in the circumstances and would include, among other terms, provisions for support of the transaction and limited representations, warranties, covenants and conditions to closing.

We would also like to take this opportunity to confirm that we are interested only in acquiring the Shares at this time and are not prepared to pursue any alternative transaction which would result in the selling of our interest in the Company or the acquisition by a third party of the shares of the Company we do not already own.

Further, in accordance with our timely disclosure obligations, we will be issuing a press release describing our proposal pre-market tomorrow morning, a copy of which is enclosed for your reference. As required by applicable law, we intend to promptly file an amended Schedule 13D (and corresponding “early warning” report) reflecting our having made this proposal.

This letter does not constitute a binding agreement between us, nor does it impose any binding obligations or liabilities on either of us. Any binding agreement or obligation with respect to the proposed transaction would arise only upon the execution of a definitive agreement.

We hope that we are able to advance this process as quickly as reasonably practicable to minimize uncertainty for the Company and its shareholders, employees and other stakeholders. We trust that you will see the merits of this proposal and we look forward to working with the Company, its Board and Special Committee.

Yours very truly,

/s/ J. Bruce Flatt
J. Bruce Flatt
Chief Executive Officer